                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 _______________

                                  SCHEDULE TO
                                 (RULE 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                               (AMENDMENT NO. 11)

                                   IBP, INC.
                           (Name of Subject Company)

                         LASSO ACQUISITION CORPORATION
                               TYSON FOODS, INC.
                        (Name of Filing Persons-Offeror)

                    COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (Title of Class of Securities)
                                _______________

                                   449223106
                     (Cusip Number of Class of Securities)

                                  LES BALEDGE
                               TYSON FOODS, INC.
                            2210 West Oaklawn Drive
                          Springdale, Arkansas  72762
                           Telephone: (501) 290-4000

  (Name, Address and Telephone Number of Person Authorized to Receive
         Notices and Communications on Behalf of Filing Persons)
                                   Copies to:
                                Mel M. Immergut
                               Lawrence Lederman
                      Milbank, Tweed, Hadley & McCloy LLP
                           One Chase Manhattan Plaza
                            New York, New York 10005
                           Telephone: (212) 530-5732

                           CALCULATION OF FILING FEE
          Transaction                                      Amount of
          valuation*                                      filing fee
   --------------------                             --------------------
       $1,570,612,320                                    $314,122.47

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 52,353,744 shares of the outstanding common stock, par value $0.05 per share, of IBP, inc., at a price per Share of $30.00 in cash. Such number of Shares, together with the 574,200 shares owned by Tyson Foods, Inc., represents approximately 50.1% of the 105,644,598 Shares of IBP, inc. outstanding as of December 28, 2000 (as represented by IBP, inc. in the Agreement and Plan of Merger, dated January 1, 2001, by and between Tyson Foods, Inc., Lasso Acquisition Corporation, and IBP, inc.).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 314,122.47       Filing Party:  Tyson Foods, Inc.
                                         (Offeror Parent) and Lasso
                                         Acquisition Corporation Form or
                                         Registration No.: Schedule TO
                                         Date Filed: December 12, 2000,
                                                     December 29, 2000 and
                                                     January 2, 2001
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

AMENDMENT NO. 11 TO TENDER OFFER STATEMENT

Items 1 through 11.

     This Amendment No. 11 to the Tender Offer Statement on Schedule TO as the same may have been amended from time to time (as amended hereby, the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding shares of common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation ("Company"), which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Supplement No. 1 to the Offer to Purchase, dated January 5, 2001 (as amended, the "Supplement Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Attached hereto as Exhibit
(a)(21) and (a)(22) are a transcript of Tyson's Shareholder Meeting dated January 12, 2001 and a press release issued by Tyson dated January 12, 2001, respectively.
     The information set forth in the Supplement Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Item 12. Exhibits.

(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 19, 2000.*
(a)(12)   Tyson Presentation delivered December 19, 2000.*
(a)(13)   Press Release issued by Tyson dated December 28, 2000.*
(a)(14)   Press Release issued by Tyson dated January 1, 2001.*
(a)(15)   Tyson Conference call dated January 2, 2001.*
(a)(16)   Supplement to the Offer to Purchase dated January 5, 2001.*
(a)(17) Letter of Transmittal to the Supplement (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(18)   Notice of Guaranteed Delivery to the Supplement.*
(a)(19)   Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(20)   Revised Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(21)   Tyson Shareholder Meeting dated January 12, 2001.
(a)(22)   Press Release issued by Tyson dated January 12, 2001.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*
(d)(3)    Revised Merger Agreement, executed by Tyson.*
(d)(4) Agreement and Plan of Merger dated as of January 1, 2001 among IBP, inc., Tyson Foods, Inc. and Lasso Acquisition Corporation.*
(d)(5) Voting Agreement by and between Tyson Limited Partnership and IBP, inc. dated as of January 1, 2001.*
(d)(6) Confidentiality Agreement between the Company and Parent dated December 18, 2000.*

*    Previously filed.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                 TYSON FOODS, INC.

                                        /s/ LES BALEDGE
                                 ------------------------------
                                          (Signature)
                                  Les Baledge, Executive Vice
                                 President and General Counsel
                                 ------------------------------
                                         (Name and Title)
                                         January 12, 2001
                                 ------------------------------
                                             (Date)
                                 LASSO ACQUISITION CORPORATION
                                         /s/ LES BALEDGE
                                 ------------------------------
                                           (Signature)
                                  Les Baledge, Executive Vice President
                                 ----------------------------------------
                                         (Name and Title)
                                         January 12, 2001
                                 ----------------------------------------
                                              (Date)

                                 EXHIBIT INDEX
Exhibit No.
-----------
(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 19, 2000.*
(a)(12)   Tyson Presentation delivered December 19, 2000.*
(a)(13)   Press Release issued by Tyson dated December 28, 2000.*
(a)(14)   Press Release issued by Tyson dated January 1, 2001.*
(a)(15)   Tyson Conference call dated January 2, 2001.*
(a)(16)   Supplement to the Offer to Purchase dated January 5, 2001.*
(a)(17) Letter of Transmittal to the Supplement (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(18)   Notice of Guaranteed Delivery to the Supplement.*
(a)(19)   Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(20)   Revised Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(21)   Tyson Shareholder Meeting dated January 12, 2001.
(a)(22)   Press Release issued by Tyson dated January 12, 2001.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*
(d)(3)    Revised Merger Agreement, executed by Tyson.*
(d)(4) Agreement and Plan of Merger dated as of January 1, 2001 among IBP, inc., Tyson Foods, Inc. and Lasso Acquisition Corporation.*
(d)(5) Voting Agreement by and between Tyson Limited Partnership and IBP, inc. dated as of January 1, 2001.*
(d)(6) Confidentiality Agreement between the Company and Parent dated December 18, 2000.*

*    Previously filed.

                                                            Exhibit (a)(21)

Media Contact:      Ed Nicholson
                    (501) 290-4591

Investor Contact:   Louis Gottsponer
                    (501) 290-4826

             Tyson Shareholder Meeting dated January 12, 2001.

>>>>JOHN TYSON<<<<
BEFORE WE CLOSE THE MEETING TODAY, I WOULD LIKE TO TAKE A FEW MINUTES TO TALK ABOUT IBP AND THE GREAT, GREAT OPPORTUNITY THAT EXISTS BETWEEN TWO GREAT COMPANIES. AS I HAVE STATED PUBLICLY SINCE OUR ANNOUNCEMENT, WE TRULY FEEL THIS IS A UNIQUE "POINT IN TIME" OPPORTUNITY TO COMBINE THE TALENTS OF TWO GREAT LEADERS WITHIN THE INDUSTRY. IT IS NOT OFTEN IN YOUR BUSINESS LIFE THAT YOU GET THE OPPORTUNITY TO MAKE AN ACQUISITION THAT DRAMATICALLY IMPROVES YOUR STRATEGIC MARKETING POSITION, WHILE AT THE SAME TIME MORE THAN TRIPLES YOUR REVENUE AND, MOST OF ALL, HAS AN IMMEDIATE POSITIVE IMPACT ON EARNINGS. THE ACQUISITION OF IBP TRANSFORMS TYSON INTO THE PREMIER PROTEIN PROVIDER AND IMMEDIATELY PROVIDES TYSON AND IBP WITH THE SCALE AND MANAGEMENT EXPERTISE REQUIRED TO MAINTAIN THE LEADERSHIP POSITION IN A CONSOLIDATING MARKETPLACE. NO ONE COMPANY WILL BE ABLE TO MEET THE CUSTOMERS' TOTAL PROTEIN NEEDS THE WAY THE TYSON/IBP COMBINATION WILL.

IT IS OUR VISION THAT WE CAN TAKE THE EXPERTISE WE HAVE IN CATEGORY MANAGEMENT AND HELP OUR CUSTOMERS MANAGE THE ENTIRE MEAT CASE -- NOT JUST A SUB-SET ANYMORE -- AND FOCUS ON COMPLIMENTARY ACTIVITIES THAT GROW CONSUMPTION RATHER THAN COMPETITIVE ACTIVITIES THAT STIFLE IT. NOW WE WON'T HAVE TO COMPETE AGAINST THE BEEF AND PORK GUYS ANYMORE. WE CAN SELL ALL OF IT TOGETHER.

WE ALSO ENVISION USING TYSON'S "BEST OF INDUSTRY" FROZEN DISTRIBUTION CAPABILITIES AND WE EXPECT TO USE IBP'S NEW REFRIGERATED FORWARD WAREHOUSE SYSTEM TO FURTHER ASSIST OUR CUSTOMERS WITH SUCH ACTIVITIES AS VENDOR MANAGED INVENTORY, CONSOLIDATED PROTEIN SHIPMENTS, AND, MOST OF ALL, "JUST IN TIME" DELIVERY. ALL OF THESE PROGRAMS CREATE VALUE FOR OUR CUSTOMERS THROUGH INCREASED TURNS, LOWER OVERALL COST WHILE IMPROVING THE FRESHNESS OF THE PRODUCTS TO THE CONSUMER AND ULTIMATELY, IN THE END, THIS COMBINATION IS ABOUT GROWING SALES. BUT MOST OF ALL, FOR YOU SHAREHOLDERS, IT'S ABOUT INCREASING THE VALUE FOR THE SHAREHOLDERS. THIS TRULY IS A WIN-WIN FORMULA.

IN ADDITION TO THESE WONDERFUL OPPORTUNITIES, WE DO FEEL PERHAPS THE GREATEST POTENTIAL LIES IN OUR ABILITY TO HELP IBP DEVELOP AND MARKET THE TYPES OF PRODUCTS THAT FIT TODAY'S BUSY LIFESTYLES, JUST AS WE HAVE DONE IN THE POULTRY INDUSTRY. WHEN YOU LOOK AT IBP, THEY LOOK LIKE TYSON FOODS TWENTY YEARS AGO. THEY HAVE PUT IN PLACE THE FOUNDATION, THE ASSETS, BUT MOST OF ALL, THE PEOPLE TO DO TO THE BEEF AND PORK INDUSTRY WHAT OUR GREAT COMPANY HAS DONE IN THE LAST FIFTEEN OR TWENTY YEARS TO THE POULTRY INDUSTRY. WHEN YOU SEE THAT, YOU UNDERSTAND WHY WE GET EXCITED.

IN OUR EXPERIENCES IN BRANDING CASE READY PACKAGING AND FULLY COOKED VALUE-ADDED PRODUCTS MIRRORS THE PATH THAT THEY HAVE CREATED FOR THEMSELVES. IT IS OUR BELIEF THAT OUR EXPERIENCE AND MARKET ACCESS IN BOTH FOODSERVICE AND RETAIL CAN HELP THEM ACHIEVE THEIR GOALS QUICKER AND MORE EFFICIENTLY.

BUT MOST OF ALL WHAT DOES IT MEAN FOR YOU, OUR SHAREHOLDERS, HERE IN THIS ROOM. WELL, AS STATED EARLIER, THE TRANSACTION WILL BE IMMEDIATELY ACCRETIVE TO GAAP EARNINGS BY OVER 15% AND CASH EARNINGS BY WELL OVER 20% IN THE FIRST FULL YEAR. TYSON IS ACQUIRING A WELL-RUN, PROFITABLE BUSINESS WHERE WE SEE SIGNIFICANT POTENTIAL TO GROW VOLUMES, SERVICE OUR CUSTOMERS AND ENHANCE OUR MARGINS FOR THE BENEFIT OF ALL SHAREHOLDERS.

ADDITIONALLY WE EXPECT TO REALIZE ABOUT $100 MILLION IN SYNERGIES, AND MOST OF THOSE ARE COST SYNERGIES. WE HAVE NOT EVEN VALUED THE REVENUE SYNERGY AND WHAT WE CAN DO TO INCREASE OUR SALES. WE HAVE BEEN VERY, VERY CONSERVATIVE. AND WHEN YOU START TO LOOK AT THE REVENUE ENHANCEMENT OPPORTUNITIES, YOU GET EXCITED ABOUT THAT. BUT, WE DECIDED TO TELL WALL STREET WE KNOW WHERE WE CAN FIND $100 MILLION IN COST SYNERGIES THE FIRST FULL YEAR OF COMBINED OPERATIONS.

WE HAVE ALREADY BEGUN THE PROCESS TO COMPLETE THE TRANSACTION. THE CASH PORTION OF THE TENDER OFFER IS SLATED TO EXPIRE ON THE 16TH OF THIS MONTH AND THE STOCK PORTION AROUND MID-FEBRUARY. IN DECEMBER, TYSON MADE ITS HART-SCOTT-RODINO FILING AND WE ARE CURRENTLY PROVIDING THE JUSTICE DEPARTMENT WITH SOME ADDITIONAL INFORMATION IT REQUESTED ON OUR LIVE HOG
BUSINESS.   WE DO NOT, HOWEVER, ANTICIPATE SIGNIFICANT ISSUES SINCE THIS
ACQUISITION DOES NOT MATERIALLY CHANGE THE LANDSCAPE OR CONCENTRATION IN THE PORK AND CATTLE INDUSTRIES. WE ARE CONFIDENT THAT WE WILL GET THIS DEAL DONE BY THE MIDDLE TO END OF NEXT MONTH SO WE CAN TAKE THESE TWO GREAT COMPANIES AND BEGIN WORKING TOGETHER TO SERVICE OUR CUSTOMERS.

I'M PLEASED TO SAY THAT BOB PETERSON AND DICK BOND HAVE AGREED TO STAY WITH US AND THEY WILL JOIN OUR BOARD OF DIRECTORS ON A GO-FORWARD BASIS. BOB AND DICK HAVE BEEN INSTRUMENTAL IN THE SUCCESS OF IBP, ALONG WITH THE REST OF THEIR MANAGEMENT TEAM, THAT'S HERE IN THE ROOM. AND THEY WILL HELP US COMBINE THESE COMPANIES AND MOVE FORWARD TO SIEZE THE OPPORTUNITIES. AS I SAID, EARLIER, BOB, DICK AND SEVERAL OTHER MEMBERS OF IBP'S MANAGEMENT TEAM ARE WITH US TODAY. I'D LIKE FOR ALL OF THE IBP TEAM TO STAND UP AND TURN AND FACE THE AUDIENCE SO YOU CAN SEE SOME NEW MEMBERS OF THE TYSON FAMILY. BOB, IT WOULD BE INAPPROPRIATE IF I DIDN'T WELCOME YOU TO THE FAMILY SO CAN YOU COME UP HERE FOR A MOMENT.

<<<<BOB PETERSON>>>>
ON BEHALF OF THE IBP TEAM, WE TOO ARE DELIGHTED AND EXCITING. I MIRROR THE EXPRESSIONS OF JOHN AND THE PEOPLE WHO WORK FOR TYSON THAT THE
OPPORTUNITIES ARE UNLIMITED.

THERE WILL NEVER BE ANOTHER MEAT PROTEIN COMPANY THAT EQUALS TYSON. THERE IS FAR MORE GROWTH GOING FORWARD THAN WHAT WE HAVE ALREADY EXPERIENCED IN THE PAST.

THANK YOU VERY MUCH AND WE LOOK FORWARD TO THE FUTURE.

<<<<JOHN TYSON>>>>
I TELL YOU WHAT.  I CAN'T WAIT TO GET BACK NEXT YEAR AND TELL YOU THE
THINGS WE'VE DONE AND ALL THE PROGRESS WE'VE MADE IN THE FIRST NINE MONTHS
AND IN THE FIRST COUPLE OF YEARS OF PUTTING THESE GREAT OPPORTUNITIES
TOGETHER. AS ALWAYS, WE'VE GOT LOTS OF GREAT TYSON PRODUCTS FOR YOU TO SAMPLE IN THE BACK. SO I ASK THAT YOU ENJOY YOURSELF. GET TO KNOW EACH OTHER. AND WE WANT TO SAY THANK YOU TO THE SHAREHOLDERS BUT, MOST OF ALL, I WANT TO SAY
THANK YOU TO THE TYSON MANAGEMENT TEAM AND TO THE IBP MANAGEMENT TEAM. I APPRECIATE WHAT Y'ALL ARE DOING IN RUNNING YOUR BUSINESS. THIS CONCLUDES
OUR MEETING.  THANK YOU FOR BEING HERE TODAY.

                                                            Exhibit (a)(22)

Media Contact:      Ed Nicholson
                    (501) 290-4591

Investor Contact:   Louis Gottsponer
                    (501) 290-4826

           Press Release issued by Tyson dated January 12, 2001.




                               NEWS RELEASE

                         TYSON FOODS, INC.  HOLDS
                      ANNUAL MEETING OF SHAREHOLDERS


     Springdale, AR (January 12, 2001)-- The recently announced acquisition of IBP is going to transform Tyson Foods, Inc. (NYSE:TSN) into the preeminent protein provider going forward and immediately provide Tyson with the scale and management expertise needed to continue to lead the industry, Tyson chairman, president and chief executive officer, John Tyson, told shareholders at the company's Annual Shareholder's Meeting today at the Walton Arts Center in Fayetteville, AR.
     Talking about last year's financial performance, Mr. Tyson said, "Despite a tough year, I am very pleased with our results. We were able to reduce inventory by 138 million pounds, pay down debt by $262 million and
buy back $69 million of our stock."   Tyson went on to speak about the
pending acquisition of IBP, calling it a "point-in-time" opportunity. "As the largest meat producer in the U.S., the new Tyson will be able to more effectively serve a consolidating marketplace. It is our vision that we can take the expertise we have in category management and help our customers manage the entire meat case, not just a sub-set, and focus on complimentary activities that grow consumption rather than competitive activities that stifle it."
     Steve Hankins, chief financial officer, provided a review of the past year's financials and Greg Lee, chief operating officer, talked about the operational efficiencies achieved during the year, as well as the success realized on strategic initiatives regarding supply chain and the upgrading of non-prime pounds, set forth last year. Mr. Lee also spoke about the success of the Brand building activities undertaken by Tyson during the year.
     Included in the formal business of the meeting, the company announced that the nominees for election to the Board of Directors, as set forth in the company's Proxy Statement, were elected. Elected to the Board for the upcoming year were Don Tyson, John Tyson, Joe F. Starr, Leland E. Tollett, Shelby Massey, Barbara Tyson, Lloyd Hackley, Donald E. Wray, Gerald M. Johnston, Jim Kever, David Jones and Barbara Allen. Mr. Tyson thanked Neely Cassady and Fred Vorsanger, both long-term board members who retired, for their years of dedicated service. Mr. Tyson also announced that Robert
L. Peterson, chairman and chief executive officer of IBP, and Richard L. Bond, president and chief operating officer of IBP, will be joining the Board of Directors once the acquisition of IBP is completed.

     A shareholder proposal by the General Board of Pension and Health Benefits of the United Methodist Church was defeated by proxy vote of the shareholders. A company proposal to approve the 2000 Stock Incentive Plan was passed.
     As is customary, a portion of this year's meeting was focused on the recognition of Tyson team members who have made a positive difference in the past year in their operations and in their communities. [note: for lists of specific honorees visit the Tyson Web site http://www.tyson.com/]
     The meeting celebrated safety among the company's manufacturing and distribution operations by commending team members who contributed to the achievement of a company wide lost-workday accident rate that is significantly lower than that of all manufacturing industries combined. Tyson chairman John Tyson presented the Excellence in Safety Awards to facilities within the company that achieved the best overall safety records within their respective operating categories.
     John Tyson also recognized the team members and management of eighteen facilities that had achieved more than one million consecutive work hours in 2000 without a lost-workday accident.
     According to Tyson, "Safety is our number one goal. If our people aren't working in a safety conscious environment, nothing else we do as company matters. Effective team member safety and health programs make good business sense. That's what you do--you take care of your people."
     Tyson then presented the five national winners of Tyson's Poultry Environmental Awards, which recognized Tyson poultry growers who were judged to have exemplary environmental stewardship and promoted sound conservation practices.
     Finally, John Tyson recognized Tyson Heroes, people from all areas of the company who have gone above and beyond the call of duty in providing inspiration for their fellow team members and making a difference in their communities. Their actions ranged from volunteering in their communities, to helping underprivileged children, to saving lives.
     For further information, contact Ed Nicholson, director of media and community relations at (501) 290-4591, or Louis Gottsponer, director of investor relations at (501) 290-4826.
About Tyson Foods, Inc.
Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Originalr brand, as well as a leading provider of live swine.

Forward Looking Statements.
Certain statements contained in this communication are "forward-looking statements", such as statements relating to future events and financial performance and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
LASSO ACQUISITION CORPORATION ("LASSO"), A WHOLLY OWNED SUBSIDIARY OF TYSON FOODS, INC. ("TYSON") IS COMMENCING AN OFFER FOR UP TO 50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK, OF IBP, INC ("IBP") AT $30.00 NET PER SHARE TO SELLER IN CASH. THE OFFER CURRENTLY IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON TUESDAY, JANUARY 16, 2001, UNLESS EXTENDED BY LASSO IN ITS DISCRETION. TYSON'S OFFER IS BEING MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF IBP'S SHARES. MORE DETAILED INFORMATION PERTAINING TO TYSON'S OFFER AND THE PROPOSED MERGER WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT
DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY
FILINGS  CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE  OBTAINED,  WITHOUT
CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP or exchange offer for IBP shares. Any issuance of Tyson Class A common stock in any proposed merger with IBP or exchange offer for IBP shares would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.